As filed with the Securities and Exchange Commission on June 15, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 14

to

Form N-8B-2

File No. 811-21056

Registration Statement of Unit Investment Trust

Pursuant to Section 8(b) of the

Investment Company Act of 1940

Advisors Disciplined Trust

(and Subsequent Trusts and Similar Series of Trusts)

Not the issuer of periodic payment plan certificates

EXHIBITS

The following exhibit is filed herewith:

Exhibit A(9)(a):  Advisors Disciplined Trust Rule 12d1-4 Fund of Funds Agreements

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, Advisors Asset Management, Inc., the Depositor of the registrant, has caused this Amendment No. 14 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 15th day of June, 2023.

Advisors Disciplined Trust

By:	Advisors Asset Management, Inc. Depositor
By:	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President